Exhibit 1.01

Conflict Minerals Report

For the Year Ended December 31, 2013

In an effort to curb the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the legislation addresses conflict minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, The Republic of Congo, Tanzania, Burundi, Rwanda and Uganda. The minerals currently subject to SEC’s disclosure requirements, referred to as “conflict minerals,” are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (“3TG”). This Conflict Minerals Report is filed pursuant to Section 1502 of the Dodd-Frank Act.

We have not obtained an independent private sector audit of this Conflict Minerals Report.

Business Overview

As a world leader (measured in revenue) of advanced technology systems for the semiconductor industry, ASML designs, develops, integrates, markets and services advanced lithography systems used by our customers—the major global semiconductor manufacturers—to create chips that power a wide array of electronic, communication, and information technology products. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.

Our older PAS 2500 and PAS 5000 lithography systems, which we no longer manufacture but continue to refurbish, are used with g-line and i-line light sources for processing wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which semiconductor design resolutions of 0.5 microns and above are required. Our PAS 5500 product family comprises advanced wafer steppers and Step-and-Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter and are employed in volume manufacturing to achieve semiconductor design nodes requiring imaging at a resolution down to 90 nm.

The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design of our TWINSCAN systems, which are the basis of our current and next-generation Step-and-Scan systems. TWINSCAN systems are equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter and are capable of extending semiconductor shrink technology down to 38 nm and beyond with multiple patterning techniques. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancement of immersion while continuing to use familiar and proven technology.

In addition, we continuously develop and sell a range of product options and enhancements, including the YIELDSTAR system, designed to increase semiconductor manufacturing productivity and improve imaging and overlay to optimize value of ownership over the entire lifecycle of our systems.

Due to the 3TG minerals’ specific electrical properties, the above described products involve the use of 3TG minerals, which are necessary to the functionality and production of our products. For example, gold is used in coating critical electronic connectors to enhance connectivity performance, totaling approximately 250 grams per TWINSCAN system. Each TWINSCAN system also contains approximately 1500 grams of tin, used for welding electronic components on printed circuit boards.

All 3TG minerals included in our systems are sourced as prefabricated component parts. ASML does not directly source 3TG minerals as raw material. As a result, we are only able to determine whether the 3TG included in our systems is derived from a Covered Country through information provided to us by our suppliers.

Reasonable Country of Origin Inquiry

ASML’s reasonable country of origin inquiry (“RCOI”) was designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated from the Covered Countries.

Our RCOI primarily consisted of conducting a supply-chain survey using the reporting template provided by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) (together the “EICC/GeSI Conflict Minerals Reporting Template”). ASML surveyed a selection of our direct first-tier product suppliers, representing over 94% of the volume of purchased product parts likely to contain conflict minerals.

We also utilized resources provided by the Conflict-Free Sourcing Initiative (“CFSI”), including the Conflict-Free Smelter Program (“CFSP”). The CFSP uses a third party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials, to provide additional country of origin information.

Due Diligence

As a result of the RCOI, we have reason to believe that some of the 3TG minerals included in our systems may have originated in the Covered Countries. Therefore, we conducted supply chain due diligence on the source and chain of custody of the conflict minerals, in a manner consistent with the framework promulgated by the OECD and its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). This includes implementing the OECD’s five-step framework for risk-based due diligence in the mineral supply chain.

In our efforts to adhere to the OECD Guidance, we have taken the following actions:

•	Adopted a conflict minerals policy

•	Launched the ASML Conflict Minerals Project

•	Employed a risk-based strategic approach towards due diligence to address relevant suppliers sooner

•	Promoted supplier awareness

•	Educated suppliers on requirements, methods, and importance of supply chain due diligence

•	Engaged with suppliers using standardized conflict minerals reporting tools

•	Utilized the EICC and CFSP resources to assess supplier responses

•	Collaborated with peers and contributed to industry awareness

These efforts are each described in further detail below.

Conflict Minerals Policy

ASML adopted a conflict minerals policy (the “Conflict Minerals Policy”) in 2013, committed to addressing the concern that certain minerals that are contained in our systems may contribute to the funding of military conflict and human rights violations in the Covered Countries. Through this policy, we have encouraged our suppliers and sub-suppliers to responsibly source conflict minerals and their derivatives. This policy statement is available online at www.asml.com.

The ASML Conflict Minerals Project

To ensure compliance with the Conflict Minerals Policy, we designed and implemented the ASML conflict minerals project (the “Project”), which established internal management systems to support the newly-created conflict minerals project team directed by (the “Project Team”) in conducting due diligence in tracing the supply chain of conflict minerals.

Employment of a Risk-Based Phase-In Strategic Approach

The Project Team utilized a risk-based, phase-in strategic approach towards supplier awareness and due diligence, the full execution of which we estimate will take a few years. Our risk-based phase-in approach encompassed the calendar year 2013 and the first quarter of 2014 and focused on introducing our suppliers to our expectations with respect to conflict minerals and conducting supply chain due diligence with selected first-tier product suppliers.

We carefully examined our products, mineral usage, and direct spending volumes to select the majority of suppliers that provide us with the product parts most likely to contain tin, tantalum, tungsten, or gold.

Of the relevant suppliers identified, we selected 57 first-tier suppliers (the “First Wave Suppliers”) to participate in the first due diligence cycle. These First-Wave Suppliers encompass over 94% of the volume of purchased product parts likely to contain conflict minerals.

Promoting Supplier Awareness

In addition to adopting internal management systems and a company policy regarding conflict minerals, we have communicated with suppliers in a variety of ways to educate them about:

•	our Conflict Minerals Policy;

•	Dodd-Frank Act requirements and SEC rules relating to conflicts minerals; and

•	the Project Team’s expectations.

In May 2013, we informed suppliers of our reporting obligations with respect to conflict minerals under Section 1502 of the Dodd-Frank Act and related SEC rules and referred suppliers to an article in the ASML Supplier Sustainability Newsletter, which described our approach to creating a sustainable supply chain. Additionally, the Project Team held information and training sessions on conflict minerals for ASML’s employees responsible for procurement. Lastly, in order to further prepare our suppliers, we published the Conflict Minerals Policy on ASML’s specialized website for suppliers for their reference.

Engaging Suppliers using Standardized Reporting Tools

In June 2013, our Project Team sent formal inquiries for information to the First-Wave Suppliers. The inquiries included:

•	an overview of ASML’s disclosure requirements under the Securities Exchange Act of 1934 with respect to conflict minerals;

•	instructions for the suppliers to conduct their own supply chain due diligence to determine the country of origin of any conflict minerals in their products; and

•	the standard EICC/GeSI Due Diligence Reporting Template, to identify smelters involved in their supply chains that supply ASML’s products.

First-Wave Supplier Contact and Support

The Conflict Minerals Policy, due diligence approach, and supplier expectations have been conveyed to our supply chain via dedicated communication channels, including online seminars (“webinars”), newsletters, frequently asked questions (“FAQ”), instructions to the First-Wave Suppliers and one-on-one sessions with certain suppliers.

In response to questions raised by suppliers, the Project Team arranged for a webinar in July 2013 to further educate our suppliers about the legislation, our expectations, and the necessary process of conducting due diligence in the supply chain, which the majority of our First-Wave Suppliers attended. We sent the recording link of the webinar to all First-Wave Suppliers, ensuring the availability of information for those suppliers who were unable to attend the live session.

In an effort to further encourage supplier compliance, we distributed a set of FAQs in a follow-up letter to the First-Wave Suppliers.

Additionally, we elected to share the FAQs with our non-supplier peers to assist other companies in their compliance efforts. We also held special information sessions as needed with individual First-Wave Suppliers to foster awareness and greater understanding. We believe these sessions provided our suppliers with the necessary tools to enable them to trace their supply chains down to the smelter level.

Utilized the EICC and CFSP Resources to Assess Supplier Responses

Once the Project Team received completed EICC/GeSI Conflict Minerals Reporting Templates from our First-Wave Suppliers, we assessed the response quality by verifying information accuracy and checking for inconsistencies. To ensure accuracy of the information provided, the Project Team compared the smelters and refiners identified by our direct suppliers against the list of smelter facilities identified and/or designated as “conflict free” against the EICC and the CFSP’s lists for tantalum, tin, tungsten, and gold smelters. Any identified inconsistencies or inaccuracies were brought to the relevant suppliers’ attention for correction.

As of December 2013, the CFSI verified the identities of 198 smelters world-wide, approximately 75 of which are certified. As a result of our due diligence efforts, we can report that we have identified over 190 legitimate smelters verified by the CFSI within our supply chain, 65 of which are certified as “DRC Conflict-Free.”

Collaboration with Peers and Contributions to Industry Awareness

To aid in the industry-wide concerns regarding conflict minerals, in addition to working with our own suppliers, we are also participating in initiatives led by the EICC and GeSI. In 2013, ASML became a full member of the EICC. These organizations support information sharing on suppliers, including the identification and conflict-free status of 3TG smelters and refiners.

Through our membership and our participation in both the EICC and the CFSI, we continue to support the development of the CFSP, which aims for certification of smelters and promotion of responsible sourcing from the Covered Countries, such that the legitimate miners in involved those countries do not suffer. Since the start of the CFSI, members of the Project Team have regularly attended the various CFSI Workshops organized by the EICC, focusing on in-region traceability and certification programs, practical aspects of conflict minerals legislation and reporting, and compliance best practices.

Beyond our efforts with the EICC and CFSI, the Project Team has worked toward greater industry awareness by sharing supply-chain traceability information through sessions with the Eindhoven Brainport Group (a collaboration group of high tech systems and materials companies in the Eindhoven region, where ASML is located) and the Electronics Industry Citizenship Coalition.

ASML also independently meets with peers to discuss challenges and progress related to due diligence and reporting requirements.

Due to the incomplete nature of the data available from our supply chain, a direct result of the 3TG supply chain complexity and the limited number of certified conflict free smelters for all conflict minerals, we are unable to determine the precise origin of many of the 3TG minerals included in our products.

Risk Mitigation and Improved Due Diligence

In an effort to improve our due diligence process and to further increase the transparency of our mineral supply chain, ASML anticipates undertaking the following steps:

•	extend the scope of our due diligence to include more of our suppliers of products likely to contain tin, tantalum, tungsten, and gold;

•	increase the response rate and quality of suppliers’ smelter surveys through various techniques, including educational trainings and individual supplier support;

•	encourage the success of the CFSP via increased smelter identification and certification through our continued membership with and support of the EICC and the CFSI; and

•	continue to compare RCOI results to information collected via conflict-free smelter validation programs, such as the CFSP as more smelters become engaged in the program and more information becomes available.

Website Availability

This Conflict Minerals Report is publicly available at: www.asml.com.